Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$(262,205)	$(318,297)	$176,748	$(59,476)	$13,921
Plus: fixed charges	37,179	26,148	22,410	17,878	8,343

Earnings available for fixed charges	$(225,026)	$(292,149)	$199,158	$(41,598)	$22,264

Fixed Charges:
Interest expense	$37,179	$26,148	$22,410	$17,878	$8,343

Total fixed charges	$37,179	$26,148	$22,410	$17,878	$8,343

Ratio of Earnings to Fixed Charges	(a )	(b )	8.89	(c )	2.67

(a)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.
(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.
(c)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $59.5 million.